Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Apache Corporation November 10, 2010 First Non-Qualified Stock Option Agreements for Certain Employees of Apache Corporation, the Apache Corporation November 10, 2010 Second Non-Qualified Stock Option Agreements for Certain Employees of Apache Corporation, and the Apache Corporation November 10, 2010 Non-Statutory Stock Option Agreements for Certain Employees of Apache Corporation of our reports dated February 26, 2010, with respect to the consolidated financial statements of Apache Corporation and the effectiveness of internal control over financial reporting of Apache Corporation included in its Annual Report (Form 10-K), as amended, for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Houston, Texas
November 10, 2010